UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-33768

AIFU INC.

Room 1, Building 10,

Jinzhong Guobin Hui Qinyuan 2nd Road

Lihu Community, Xili Street
Shenzhen, 518055
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Adoption of New Chinese Name and New Corporate Logo

The board of directors of AIFU Inc. (the “Company”) has approved the adoption of a new official Chinese translation of the Company’s English name and a new corporate logo, effective from September 1, 2026.

The Company’s official Chinese name will change from “智能未来有限公司” to “智能未来集团.” In parallel, the Company has adopted a refreshed corporate logo featuring a clean, contemporary design that reflects its AI-driven, forward-looking vision and core values.

The Company wishes to clarify that these changes are a brand-level update. The Company’s legal English name remains unchanged.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/ Mingxiu Luan
Name:	Mingxiu Luan
Title:	Chief Executive Officer

Date: August 31, 2026

2